Mail Stop 3720

March 24, 2006

Thomas Mills
President
Thrust Energy Corp.
807-1050 Burrard Street
Vancouver, British Columbia
Canada V6Z 2S3

Re: 	Thrust Energy Corp.
Amendment No. 1 to Form SB-2
Filed March 13, 2006
File No. 333-130922

Dear Mr. Mills:

      We have reviewed your filings and your response letter filed February 2, 2006, and we have the following comments. Please amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form SB-2

Prospectus Summary, page 3

1. We note your revisions in response to prior comment 2. Highlight that you will not be able to test drill for oil on the La Vaca Prospect or any of properties that you might acquire with funds from this offering until raise significant additional funds, in addition to funds that would be raised if the maximum number of securities are sold in this offering. Highlight that you will have to raise at least $500,000 in additional funds to test drill the La Vaca Prospect and have no timetable or commitments for raising such additional funds.

Risk Factors, page 5

Penny Stock Rules, page 10

2. We note your revisions in response to prior comment 6. Please revise the caption to state a risk to investors.

Determination of Offering Price, page 13

3. We note your revisions in response to prior comment 8. Also revise here to disclose that the offering price was arbitrarily determined and is higher than the price your controlling shareholders paid for their interest.

Description of Business, page 14

Strategy, page 15

4. We note your response to prior comment 14. Please revise here to disclose more clearly your supplemental explanation as to why you did not seek a title opinion earlier, why you are seeking one now and disclose briefly what is the risk related to title issues, so that this discussion will be clear from its context.

5. We note your revisions in response to prior comment 18. Please revise to provide a risk factor disclosing the risk that results from your determination not to conduct 3-D seismic surveys, considering your disclosure that "[w]ithout a 3-D seismic survey it is much more likely that our drilling efforts will be unsuccessful."

Current Projects, page 17

6. We note your response to prior comment 20. Your response indicates that you filed a copy of the map as a graphic on EDGAR.
However, our records do not indicate that the map has been filed.
Please file a copy of the map on EDGAR.

Financial Statements, page 31

Note 2 - Significant Accounting Policies, page F-6

7. We note your statement that the "Financial Statements of Thrust Energy Corp. have been restated to reflect the 2 for 1 forward stock split." However according to your statement of stockholders equity on page F-3 and F-13 it appears that a "reverse stock split" occurred. Please revise or advise.

In addition please restate your financial statements for the all periods presented including fiscal year ended August 31, 2005 to reflect the reverse stock split in accordance with SAB Topic 4C.

Part II - Information not Required in Prospectus, page II-1

Signatures

8. We note your revisions in response to prior comment 34. Please revise the signature blocks to indicate the capacity in which each person is signing the registration statement and ensure that the registration statement is signed by each of the following: (A) the small business issuer, (B) its principal executive officer or officers, (C) its principal financial officer, (D) its controller or principal accounting officer and (E) at least the majority of the board of directors. The revised signatures do not indicate which person is the principal financial officer. See Instructions for Signatures on Form SB-2.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

Thomas Mills
Thrust Energy Corp.
March 24, 2006
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